SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of September 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                  RYANAIR: 1st AIRLINE TO CARRY 4M PAX A MONTH

                       CELEBRATES WITH 4M FREE SEAT SALE

           NEW ROUTES & MORE FREQUENCIES FROM DUBLIN FROM SUMMER 2007

Ryanair, the World's favourite airline today (Monday, 4th September 2006) confirmed that it had carried a record 4M passengers during the month of August, making Ryanair the first airline to carry more than 4M international passengers in 1 month. To mark this new record, Ryanair is giving away 4,000,000 FREE seats on its 371 European routes over the next seven days.

Ryanair now carries:

      - Almost the entire Irish population in 1 month
      - More passengers per month than British Airways' 3M plus
      - Half of Aer Lingus's annual 8M traffic in one month

Today, Ryanair also announced more new routes and frequencies from Dublin to Europe for summer 2007. From February next, Ryanair will launch new routes from Dublin to Malta, Stockholm and the Canary Islands as well as increased (double) frequencies from Dublin to Berlin, Rome, Malaga and Faro. This will bring Ryanair's leadership over Aer Lingus on routes from Dublin to Europe into line with routes from Dublin to the UK where Ryanair presently offers twice as many destinations as Aer Lingus.

     NEW ROUTES FROM SUMMER 2007

DUBLIN                      MALTA
DUBLIN                      STOCKHOLM
DUBLIN                      CANARY ISLANDS

    INCREASED FREQUENCIES FROM SUMMER 2007

DUBLIN - BERLIN              Daily to double daily
DUBLIN - ROME                Daily to double daily
DUBLIN - MALAGA              5 per week to 8 per week
DUBLIN - FARO                3 per week to 7 per week

Speaking today, Michael O'Leary, Ryanair's CEO said:

        "For the lowest fares Ryanair is No.1 and when it comes to NO FARES, we leave other airlines on the ground. Other airlines might talk low fares, but only Ryanair actually delivers them and as this fantastic 4,000,000 FREE seat sale demonstrates - it's no fares!

        "Our new routes and doubled frequencies from Dublin will extend Ryanair's leadership over Aer Lingus. Where there is a choice passengers always prefer Ryanair's low fare, on-time services to Aer Lingus' high fare usually late flights. These new routes will replicate between Dublin and Europe the clear preference that Irish passengers and visitors have already shown for Ryanair over Aer Lingus between Ireland and the UK where choice has existed for many years. Aer Lingus' inability to compete will consign it to a future role of high cost niche market regional carrier, as Ryanair strengthens its position as Ireland's national airline.


        "There has never been a better time to snap up a FREE flight on any of Ryanair's 371 routes for travel up until March 2007. Passengers who want to book a FREE flight should log on now to www.ryanair.com as these 4M FREE seats will not last long".

4,000,000 FREE seat sale

Booking      Mon 4th Sept (13.00) - midnight Mon 11th Sept 2006
Period

Travel       19th Sept 06 - 24th Mar 07 (subject to availability)
Period

Applicable   Mon - Sun (subject to availability)
Days

Advance      14 days
Purchase

Block off    20/10/06 to 06/11/06 - 20/12/06 to 09/01/07 - 16/02/07 to
days         27/02/07 - 15/03/07 to 20/03/07


Ends.                            Monday, 4th September 2006

For further information:

Peter Sherrard - Ryanair         Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228           Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  04 September, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director